Exhibit 6.5

DAKIN WANQUIST

COMPENSATION AGREEMENT

This Agreement, dated by and between Dakin Wanquist (hereafter referred to as (“Wanquist”) whose mailing address is 1432 NW 61st Street Seattle, WA 98107 and BrewBilt Manufacturing Inc, a Oklahoma Corporation, whose principal address is 110 Spring Hill Drive #10, Grass Valley, CA 95945 hereinafter referred to as “BrewBilt” or “Company”).

RECITALS:

A. Whereas: BrewBilt desires to expand its sales and marketing efforts to grow the company’s revenues by having Wanquist help solicit potential clients to increase BrewBilt’s annualized revenues.

B. Whereas: Wanquist has extensive management, sales and marketing experience and has indicated his desire to assist BrewBilt in gaining new customers for its integrated equipment used in the beverage and cannabis industries.

C. Whereas; BrewBilt desires to enter into a Compensation Agreement (“Agreement)” with Wanquist to incentivize him to assist BrewBilt in increasing its revenues.

D. Whereas; BrewBilt and Wanquist have reviewed this Agreement and any additional information deemed necessary to make an informed decision to enter into this Agreement.

E. Now Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

AGREEMENT

Term of Agreement:

The term of this Agreement is for an initial twelve month period which can be extended upon the written acceptance of both parties.

Compensation, Benefits & Taxes:

Commission Compensation: The Company will pay Wanquist a commission for each sale he generates within a 12 month period based upon the following: Three & Half Percent (3.5%) on the first $500,000 of sales, Four Percent (4%) on all sales from $500,000 to a $1,000,000 and Five Percent ( 5%) on all annualized sales over $1,000,000. Commissions will be paid to Wanquist upon BrewBilt: (1) Finalizing an accepted quote & design, (2) Signing a manufacturing contract with the client, (3) Receiving the initial deposit and subsequent payments prior to shipping equipment to customer introduced to BrewBilt.

When A Commissions Is Earned: One third (1/3) of the total Commission due Wanquist is earned and will be paid at the time a BrewBilt customer introduced by Wanquist pays BrewBilt its initial deposit. The second one third (1/3) at the time a subsequent production payment is made to BrewBilt and the final one third (1/3) when the final payment is received by BrewBilt prior to shipping. Wanquist will be paid an additional two percent (2%) commission on all subsequent business with the BrewBilt customer introduced by Wanquist for a period of twenty four (24) months from the date of initial deposit of funds from that customer as long as Wanquist keeps in contact with the customer and brings the subsequent business to BrewBilt.

BrewBilt /Wanquist Compensation Agreement – Page Two

If Wanquist generates $1,000,000 or more in contracted sales for BrewBilt by August 1, 2021, BrewBilt will award Wanquist $25,000 in BrewBilt common stock as an additional bonus.

On Site Installation Compensation: The Company will also pay Wanquist a flat daily rate of $500.00 to be on site with his customer at the time BrewBilt’s equipment is delivered to the customer’s site and for helping coordinate the customer’s installation of BrewBilt’s equipment and coordination of contractors required for the installation.

Benefits: Wanquist shall receive no medical insurance or any other benefits from the Company.

Expenses: Wanquist will be responsible for all business expenses related to his pursuing BrewBilt customers.

Taxes: Wanquist shall be recognized as an independent contractor responsible for paying his own state and federal taxes. He will receive a 1099 tax document at year end for all compensation received from BrewBilt.

Confidentiality:

The provisions of this Agreement are confidential and private and are not to be disclosed to outside parties (except on a reasonable need to know basis only) without the express, advance written consent of all parties hereto or by order of a court of competent jurisdiction.

Wanquist agrees and acknowledges that during the course of this Agreement, in the performance of his duties and responsibilities, he will come into possession or have knowledge of information of a confidential nature of BrewBilt.

Such confidential and/or proprietary information includes, but is not limited to the following: its employees, agents, sub-contractors, suppliers; corporate and financial information; banking and investor information; customers and information regarding others in contact with BrewBilt.

Wanquist represents and warrants to BrewBilt that he will not divulge confidential or proprietary information of the Company to anyone or anything without the advance, express consent of the Company, and further will not use any proprietary information of the Company for his or anyone else’s gain or advantage during and after the term of this Agreement.

All sales contacts made by Wanquist are the property of the company. Wanquist agrees that upon the termination of this Agreement, he will not contact any of those companies he contacted on behalf BrewBilt for a period of twelve months to pursue sales for any other manufacturer of like brewing equipment.

Further Representations and Warranties:

Wanquist represents that he will perform his duties and functions in a timely, competent and professional manner. Wanquist represents and warrants that he will be fair in his dealing with the Company and will not knowingly do anything to negatively affect the business interests of the Company. Upon signing this Compensation Agreement, Wanquist must sign a Non-Disclosure and Non-Circumvention Agreement with the Company.

BrewBilt /Wanquist Compensation Agreement – Page Three

Survival of Warranties and Representations:

The parties agree that all warranties and representations of the parties survive for an additional three years after the termination of this Agreement by both parties.

Termination:

This Agreement is expressly “at will.” It can be terminated by BrewBilt at any time with or without cause or for Wanquist not fulfilling his responsibilities after reasonable notice and opportunity to correct any alleged deficiencies. Wanquist must give the Company at least thirty (30) days’ notice if he intends to terminate the Agreement.

MISCELLANEOUS PROVISIONS

●	Expenses: Each party shall bear its respective costs, fees and expenses associated with the entering into this Agreement.

●	Indemnification: Any party, when an offending party, agrees to indemnify and hold harmless the other non-offending parties from any claim of damage of any party or non-party arising out of any act or omission of the offending party arising from this Agreement.

●	Notices: All notices required or permitted hereunder shall be in writing and shall be deemed given and received when delivered in person or sent by confirmed facsimile, or five (5) business days after being deposited in the United States mail, postage prepaid, return receipt requested, addressed to the applicable party as the address as follows:

Company:	Jef Lewis, President
BrewBilt Manufacturing Inc.
110 Spring Hill Drive #10
Grass Valley, CA 95945

Wanquist:	Dakin Wanquist
1432 NW 61st Street
Seattle, WA 98107

●	Breach: In the event of a breach of this Agreement, ten (10) days written notice (from the date of receipt of the notice) shall be given. Upon notice so given, if the breach is not so corrected, the non-breaching party may take appropriate legal action per the terms of this Agreement.

●	Assignment: This Agreement is not assignable without the written permission of both BrewBilt and Wanquist.

●	Amendment: This Agreement is the full and complete, integrated Agreement of the parties, merging and superseding all previous written and/or oral agreements and representations between and among the parties, and is only amendable in writing upon the agreement of all concerned parties.

●	Interpretation: This Agreement shall be interpreted as if jointly drafted by the parties. It shall be governed by the laws of the State of California applicable to contracts made to be performed entirely therein.

BrewBilt /Wanquist Compensation Agreement – Page Four

●	Enforcement: If the parties cannot settle a dispute between them in a timely fashion, either party may file for arbitration within Nevada County, CA. Arbitration shall be governed by the rules of the American Arbitration Association. The arbitrator(s) may award reasonable attorney’s fees and costs to the prevailing party. Either party may apply for injunctive relief or enforcement of an arbitration decision in a court of competent jurisdiction within Nevada County, CA.

●	Counterparts: This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same Agreement. Facsimile signatures shall be considered as valid and binding as original signatures.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

BREWBILT MANUFACTURING INC

/s/ Jef Lewis
Jef Lewis, President

DAKIN WANQUIST

/s/ Dakin Wanquist
Dakin Wanquist